

EXPECT LACE

OFFERING MEMORANDUM

facilitated by



VANITY GLAM PHILADELPHIA

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	VANITY GLAM PHILADELPHIA
State of Organization	PA
Date of Formation	07/25/2016
Entity Type	Limited Liability Company
Street Address	4403 Main St., Philadelphia PA, 19143
Website Address	https://expectlace.com/

(B) Directors and Officers of the Company

Key Person	SHAW LEWIS
Position with the Company	
Title	OWNER
First Year	2016
Other business experience (last three years)	"Led by a visionary with a degree in Marketing and PR and over 10 years of experience in the intimate apparel industry, Expect Lace thrives under the guidance of a seasoned professional. With a proven track record, the owner has driven success in prominent roles at retailers such as Nordstrom, Tommy John, Tumi, and more. This wealth of experience encompasses all aspects of management, showcasing expertise in strategic planning, consumer engagement, and industry insight. Armed with a comprehensive skill set, the owner's leadership ensures Expect Lace's position as a dynamic force within the lingerie market."

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
SHAW LEWIS	100%

(D) The Company's Business and Business Plan

OUR MISSION + SERVICES WE OFFER

At Expect Lace, our mission is to redefine the lingerie shopping experience by providing an inclusive and diverse range of premium intimate wear catering to every body type and style. Our signature service, complimentary bra fittings, epitomizes our commitment to ensuring the perfect fit for every woman. Our inviting in-store atmosphere and knowledgeable staff, equipped with continuous training, create a supportive environment where customers can explore, learn, and embrace their unique preferences.

We value our team immensely, providing generous pay and fostering a positive work culture, all to ensure a commitment to exceptional customer service in-store and beyond. With a rich background in the intimate apparel industry, we are dedicated to offering personalized guidance and quality products, ensuring that every visit to Expect Lace is a step towards self-expression, empowerment, and unparalleled satisfaction.

Intended Use of Funds | THE LOGO COLLECTION BY EXPECT LACE

Join us in this exciting journey creating "The Logo Collection" where we provide individuals with lingerie that's truly tailored to their needs. Styles offered in XS-4X!

- Personalized Design Expertise: Our one-on-one interactions with clients allow us to intimately understand their preferences and body types. This knowledge will be the foundation of our personally designed Logo collection.
- Client-Centric Approach: We pride ourselves on our client-centric approach. We understand that each individual has unique needs and preferences when it comes to undergarments. By creating our private label brand, we can tailor our products to better suit our clients, ensuring they have access to undergarments that make them feel comfortable, confident, and empowered.
- *Photo listed | Shaw reviewing Sketches of Our Logo Collection

OUR VISION AND PLAN OF EXPANSION

At Expect Lace, our vision is to revolutionize the perception of bra shopping. As an inclusive and multi-brand lingerie retailer, we are dedicated to reshaping the way people approach their intimate apparel needs.

Our business goals are centered around both growth and accessibility. We envision a future where our brand becomes synonymous with exceptional lingerie shopping experiences, not just in a single location but across various regions and online platforms. Our expansion strategy revolves around the concept of micro-locations and robust online stores, which will allow us to effectively reach and serve a diverse clientele while maintaining the personalized touch that sets us apart.

1. Micro Locations for Market Domination:

One of our primary business goals is to establish a presence in multiple large populated cities. We recognize the significance of catering to a diverse range of customers, each with unique needs and preferences. By strategically opening micro-locations in these cities, we aim to make the Expect Lace experience accessible to a wider audience. These micro locations will act as physical hubs for accurate bra fittings, personalized consultations, and hands-on interactions with our products. This physical presence will further solidify our brand's reputation as a go-to destination for lingerie expertise and empowerment.

2. Online Stores for Global Reach:

Complementing our physical expansion, we are dedicated to growing our online presence. The digital landscape offers immense opportunities to connect with customers around the world. Our online stores will showcase our extensive range of sizes, styles, and expertise, enabling customers to shop conveniently from anywhere. This virtual presence not only increases our reach but also serves as a hub for educational content, size guides, and fitting tips, ensuring that customers feel supported even when shopping remotely.

3. Providing Exceptional Customer Experiences:

As we expand, our commitment to delivering exceptional customer experiences remains unwavering. Whether in a micro-location or online, we aim to replicate the personalized service that has become synonymous with Expect Lace. Through detailed size guides, virtual consultations, and responsive customer support, we will ensure that every customer receives the same level of attention and care that sets us apart from larger retailers.

4. Building a Strong Community:

An integral aspect of our expansion is building a strong community of empowered women. Our micro locations will host events, workshops, and gatherings that promote body positivity, self-confidence, and self-care. Through these initiatives, we aspire to create a space where women can connect, share experiences, and uplift one another.

5. Strengthening Brand Loyalty:

By establishing a network of micro-locations and online stores, we aim to cultivate strong brand loyalty. Our focus on accurate fitting expertise, inclusivity, and empowerment will resonate with customers across different locations and backgrounds, fostering a sense of belonging and trust.

INSIDE OF OUR MANAYUNK STORE

Philadelphia Location

- Opened May 2018
- Offering complimentary Bra Fittings in-store
- Expect Lace's credentials and notable achievements include a remarkable collection of 50+ 5-star reviews, prestigious awards such as "Best of Philly" and "Best of Intima," and recognition in InStyle magazine. These accolades reflect the brand's unwavering commitment to excellence, industry leadership, and recognition as a trusted source of top-quality lingerie and exceptional customer experiences.

The Team

Shaw Lewis, Owner

"Led by a visionary with a degree in Marketing and PR and over 10 years of experience in the intimate apparel industry, Expect Lace thrives under the guidance of a seasoned professional. With a proven track record, the owner has driven success in prominent roles at retailers such as Nordstrom, Tommy John, Tumi, and more. This wealth of experience encompasses all aspects of management, showcasing expertise in strategic planning, consumer engagement, and industry insight. Armed with a comprehensive skill set, the owner's leadership ensures Expect Lace's position as a dynamic force within the lingerie market."

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$65,000
Offering Deadline	November 17, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
PRIVATE LABEL (IN HOUSE BRAND) PRODUCTION AND MARKETING COST	$12,000	$12,000
Space Build-out, TI AND FIXTURES	$46,452	$60,500
Business Equipment	$2,160	$2,160
Operating Capital	$0	$36,620
Launch Event	$0	$4,350
Mainvest Compensation	$4,388	$8,370
TOTAL	$65,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.3 - 2.5%[2]
Payment Deadline	2030-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.5 x 1.38 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.13%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.3% and a maximum rate of 2.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$65,000	1.3%
$79,750	1.6%
$94,500	1.9%
$109,250	2.2%
$124,000	2.5%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.38x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
SHAW LEWIS	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Shopify Capital	$4,800	8%		Merchant Loan
On Ramp Funding	$5,500	10%		Merchant Loan

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Expect Lace has been operating since May, 2018 and has since achieved the following milestones:

- Opened location in Philadelphia, PA

- Achieved revenue 140% increase in 2022 to LY (2021)

- Had numerous big Publications

Historical financial performance is not necessarily predictive of future performance.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Expect Lace's fundraising. However, Expect Lace may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,133,102	$1,246,412	$1,333,660	$1,400,343	$1,470,360
Cost of Goods Sold	$482,288	$530,516	$567,651	$596,033	$625,834
Gross Profit	$650,814	$715,896	$766,009	$804,310	$844,526
EXPENSES					
Rent	$96,000	$96,000	$96,000	$96,000	$96,000
Utilities	$7,200	$7,344	$7,490	$7,640	$7,793
Salaries	$62,453	$71,832	$90,606	$99,666	$109,633
Insurance	$3,000	$3,000	$3,000	$3,000	$3,000
Repairs & Maintenance	$2,000	$2,000	$2,000	$2,000	$2,500
Legal & Professional Fees	$2,000	$2,000	$2,000	$2,000	$2,000
Operating Profit	$478,161	$533,720	$564,913	$594,004	$623,600

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$180,192.00	$142,401.00
Cost of Goods Sold	$118,292.00	$56,800.00
Taxes Paid	$0	$0
Net Income	$1,157.00	$9,139.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V